Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Rogers Communications Inc. (the “Company”)
333 Bloor Street East, 10th Floor
Toronto, Ontario M4W 1G9

Item 2.	Date of Material Change

April 4, 2025

Item 3.	News Release

A press release was issued and disseminated through GlobeNewswire on April 4, 2025 and subsequently filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Change

On April 4, 2025, the Company and Rogers Communications Canada Inc. (together, “Rogers”) entered into a definitive agreement (the “Subscription Agreement”) with an affiliate of Blackstone Private Credit Strategies LLC (together with its managed funds and accounts, “Blackstone”) pursuant to which Blackstone has agreed to make a non-controlling equity investment in a newly formed Canadian subsidiary of Rogers (the “Backhaul Subsidiary”) into which Rogers will contribute the assets and rights comprising a portion of Rogers’ wireless backhaul transport infrastructure (the “Backhaul”), with Rogers continuing to maintain operational control (the “Transaction”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On April 4, 2025, Rogers entered into the Subscription Agreement with Blackstone and the Backhaul Subsidiary pursuant to which Blackstone has agreed to make a non-controlling equity investment in the Backhaul Subsidiary into which Rogers will contribute the assets and rights comprising the Backhaul.

Under the terms of the Transaction, Blackstone will subscribe for a 49.9% equity interest (with 20% of the voting rights) in the Backhaul Subsidiary for approximately CDN$7 billion (US$4.85 billion). Rogers will hold the remaining 50.1% equity interest (with 80% of the voting rights) in the Backhaul Subsidiary. Rogers intends to use substantially all of the net proceeds of the Transaction to repay a portion of the Company’s indebtedness.

Closing of the Transaction is subject to the satisfaction or waiver of certain closing conditions, including the absence of certain material adverse events and other customary closing conditions. The Company believes that the Transaction is permitted by the indentures governing its senior debt securities. However, because of the innovative and multi-faceted nature of the Transaction, the Company has determined it is prudent to seek consent for certain proposed amendments to such indentures for the purpose of unequivocally clarifying that the Transaction is permitted by those indentures. However, the Company will have the option to proceed with the Transaction even if it does not receive all of the requisite consents.

Subject to satisfaction or waiver of all closing conditions, the Transaction is expected to close in the second quarter of 2025.

Accounting Treatment

In accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), the financial results and condition of the Backhaul Subsidiary will be consolidated in the Company’s financial statements. The Company will record Blackstone’s investment as equity on its consolidated balance sheet under IFRS.

Rating Agency Treatment

The Transaction is expected to receive equity treatment from Moody’s Investors Services, Inc., S&P Global Ratings, a division of S&P Global Inc. and DBRS Limited.

The Backhaul Subsidiary

The Backhaul Subsidiary will be the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions (the “Backhaul Services”). Rogers will enter into a long-term contract with the Backhaul Subsidiary (the “Backhaul Services Agreement”) (for an initial term of 25 years and subject to renewal) under which Rogers will pay fees to the Backhaul Subsidiary for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

The Backhaul Subsidiary, Rogers and Blackstone will enter into a unanimous shareholder agreement (the “Shareholder Agreement”) that, among other things, will address the management of the Backhaul Subsidiary. By virtue of the Shareholder Agreement and its majority equity interest, Rogers will be entitled to designate a majority of the directors of the Backhaul Subsidiary, with certain limited matters requiring unanimous shareholder and board approval.

The Backhaul Subsidiary will engage Rogers to manage the Backhaul business under a management services agreement for a fixed fee to cover all operating expenses of the Backhaul Subsidiary. All liabilities of the Backhaul Subsidiary, other than the Rogers management fee, capital expenditures set in accordance with its annual planning processes and taxes, will be borne by Rogers (unless otherwise agreed to by the shareholders and the board).

Distributions and Call Option

During the first five years of Blackstone’s investment, the Backhaul Subsidiary will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and Rogers (49.9% to Blackstone and 50.1% to Rogers) of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment (an anticipated hedged Canadian dollar cost to Rogers of approximately 6% per annum).

Except in certain circumstances, Rogers will be entitled to any excess cash above the 7% target distribution threshold during this five-year period, which may be loaned to Rogers. After the first five years of Blackstone’s investment, all distributions of available cash made by the Backhaul Subsidiary will be made on a pro rata basis to Blackstone and Rogers (49.9% to Blackstone and 50.1% to Rogers).

Distributions will generally be made at the discretion of the board of directors of the Backhaul Subsidiary, except that, subject to the Backhaul Subsidiary having available cash, a distribution will be mandatory in a particular quarter if the board of directors approves: (a) the cash payment by the Backhaul Subsidiary to Rogers of any management fees (or, to the extent permitted, any set-off of such fees against amounts due and owing by the Backhaul Subsidiary), (b) the cash payment by the Backhaul Subsidiary of any capital expenditures (or, to the extent permitted, any reimbursement of such capital expenditures by the Backhaul Subsidiary), or (c) loans of excess available cash of the Backhaul Subsidiary to Rogers. Additionally, if the Backhaul Subsidiary has available cash in any quarter but determines not to make a distribution in respect of such quarter, then, subject to the Company having sufficient liquidity, Rogers will be required to make a prepayment under certain indebtedness owed to the Backhaul Subsidiary in the amount of the lesser of (x) CDN$50 million and (y) the principal amount of such indebtedness then outstanding, in respect of such quarter.

The equity held by Blackstone in the Backhaul Subsidiary will not have any priority over Rogers’ equity in the Backhaul Subsidiary in respect of distributions or in the event of a liquidation of the Backhaul Subsidiary.

At any time after the eighth anniversary and until the twelfth anniversary of Blackstone’s initial investment, provided that the Company’s debt leverage ratio is not greater than 3.25x, Rogers will have the right to purchase all, but not less than all, of Blackstone’s shares for a cash purchase price based on the lesser of a multiple of the Backhaul Subsidiary’s EBITDA (calculated in accordance with the Shareholder Agreement) and an amount necessary to provide Blackstone with an internal rate of return on its investment (IRR) equal to 8% per annum (an anticipated hedged Canadian dollar cost to Rogers of approximately 7% per annum), subject to a pre-agreed floor (the “Call Price”). Any distributions previously made to Blackstone on its investment are taken into account when calculating the Call Price. The foregoing call option may be suspended in certain circumstances, including in the case of a failure by Rogers to make payments to the Backhaul Subsidiary for Backhaul Services, to comply with certain unanimous approval matters in the Shareholder Agreement, and to comply with the exclusivity and currency covenants made by Rogers to the Backhaul Subsidiary under the Shareholder Agreement and Backhaul Services Agreement, respectively, subject to applicable cure periods.

Rogers may also purchase all, but not less than all, of Blackstone’s shares if certain material adverse events occur (each, a “Special Call Event”). The purchase price for Blackstone’s shares following the occurrence of a Special Call Event will be equal to the Call Price, subject to a pre-agreed floor that adjusts based on the type of Special Call Event and the facts and circumstances underlying such Special Call Event.

Blackstone does not have any right to require Rogers or the Backhaul Subsidiary to repurchase or redeem its shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Marisa Wyse, Chief Legal Officer and Corporate Secretary
at (416) 935-7585.

Item 9.	Date of Report

April 4, 2025

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things,  the Company’s intended use of proceeds from the Transaction, Rogers’ relationship with and control over the Backhaul Subsidiary, the expected equity and accounting treatment for the Transaction, the anticipated effect of hedging arrangements on the cost of the Transaction to Rogers in Canadian dollars, the closing of the Transaction on the terms described in this material change report release and the expected timing of the closing of the Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change, including, but not limited to, new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies, changes to the methodology, criteria or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the Transaction and the other risks described under the headings “About Forward-Looking Information” and “Risks and Uncertainties Affecting our Business” in the Company’s management’s discussion and analysis for the year ended December 31, 2024. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein. Forward-looking information is provided herein for the purpose of giving information about the Transaction and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the Transaction is subject to closing conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report. The Transaction could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the Transaction will be fully realized.